December 10, 2009

Paul D. Thompson, President
Mexus Gold US
P.O. Box 235472
Encinatas CA 92024

    RE: **Action Fashions, Ltd. (now Mexus Gold US)**
          Form 10-K FYE March 31, 2009
          Filed June 26, 2009
          File No. 0-52413

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures

1. In future filings, please include the signature of your controller or principal accounting officer, as required by Form 10-K. See Instruction D(2)(b) to Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend your filing to provide an audit report that opines on the balance sheet as of March 31, 2008 in accordance with Article 8-02 of Regulation S-X.

Item 9A(T) Controls and Procedures

3. Please disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibit 31.1

4. Please revise your Section 302 certifications to be consistent with Item 601(b)(31)(i) of Regulation S-K. Specifically, please replace the reference to small business issuer with registrant in paragraphs 4, (a), (c), (d) and 5, (a) and (b) as appropriate.

General

5. We note that you filed a registration statement on Form S-8 on November 6, 2009. As a result, please file a current consent of your independent registered public accountants with your amended Form 10-K in accordance with Item 601 of Regulation S-K or tell us why such consent is not required.

Form 10-Q for the period ended September 30, 2009

6. We note that you have checked the box indicating that you are not a shell company as defined by Rule 12b-2. However, in light of the fact that the revenues and inventory relate to the predecessor business and given the developmental stage of the company in the mining business, please explain why you are not a shell company. In addition, please explain the ability of the company to file a Form S-8.

7. We note the disclosure regarding the option to purchase certain patented and unpatented mining claims situated in Esmeralda County, Nevada and the option

agreement with Mexus Gold Mining, S.A. de C.V. Please file these agreements as exhibits.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Raquel Howard, accountant, at (202) 551-3291 or Ryan Milne, accounting reviewer, at (202) 551- 3688 with any financial statement- related issues. You may call Susann Reilly at (202) 551-3236 or Pam Howell, reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Phillip Koehnke, Esq.
(858) 229-8116